Exhibit 99.1

The9 GameFi Platform the9bit Hits 1 Million Users

Singapore, August 27, 2025 — The9 Limited (Nasdaq: NCTY) today announced that the9bit, The9 GameFi platform that turns game purchase into rewarding experiences, has surpassed 1 million users in less than one month since its launch.

Quote from Martin Hoon, Head of Web3, The9 Limited

“We extend sincere thanks to its users for their continued support, which has been key to this rapid success. the9bit focuses on Web2 game players and rewards them are through Web3. We will send out the solid Web3 rewards to game players very soon. It is a perfect combination of game, player and finance. It is the beginning of our brand new Web3.5 spirit disrupting the traditional web2 gaming.”

About the9bit

the9bit is a next-generation gaming platform where players can get games including AAA IP console games and mobile titles, complete daily missions, watch ads, post content, and lead communities — all while earning flexible, token-convertible points. It combines a simple Web2 UX with a powerful Web3 engine under the hood: auto-generated wallets, local fiat support, optional KYC, and built-in creator tools make it easy for anyone to join. Visit the9bit.com for more information.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to becoming a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.